SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            Valence Technology, Inc.
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                   918914-10-2
                                 (CUSIP Number)



Carl E. Berg, 10050 Bandley Drive, Cupertino, California 95014; (408) 725-0700 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  July 14, 2005
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

---------------------                                          -----------------
CUSIP No. 918914 10 2                  13D                     Page 2 of 8 Pages
---------------------                                          -----------------

--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          Carl E. Berg
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X] (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds
          Not Applicable
--------- ----------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
          Not Applicable
--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          United States of America
--------- ----------------------------------------------------------------------
     Number of Shares       7) Sole Voting Power 2,888,248
                            ----------------------------------------------------
    Beneficially Owned      8) Shared Voting Power  35,217,773
                            ----------------------------------------------------
    by Each Reporting       9) Sole Dispositive Power  2,888,248
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power   35,217,773
--------- ----------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          38,106,021
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions) Not applicable
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
          39.96%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)
          IN
--------- ----------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 918914 10 2                  13D                     Page 3 of 8 Pages
---------------------                                          -----------------

--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          Berg & Berg Enterprises, LLC
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X] (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds
          WC
--------- ----------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
          Not applicable
--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          California
--------- ----------------------------------------------------------------------
     Number of Shares       7) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      8) Shared Voting Power  24,595,890
                            ----------------------------------------------------
    By Each Reporting       9) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power   24,595,890
--------- ----------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          24,595,890
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions) Not applicable.
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
          25.79%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)
          PN
--------- ----------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 918914 10 2                  13D                     Page 4 of 8 Pages
---------------------                                          -----------------

--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          West Coast Venture Capital, Inc.
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X] (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Source of Funds
          WC
--------- ----------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
          Not applicable
--------- ----------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          California
--------- ----------------------------------------------------------------------
     Number of Shares       7) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      8) Shared Voting Power  10,621,883
                            ----------------------------------------------------
    By Each Reporting       9) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power   10,621,883
--------- ----------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          10,621,883
--------- ----------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions)
          Not applicable.
--------- ----------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
          11.14%
--------- ----------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)
          CO
--------- ----------------------------------------------------------------------

Item 1. This filing pertains to the acquisition of (i) 329,380 and 645,577 shares of Common Stock, $0.001 par value per share, of the issuer Valence Technology, Inc., a Delaware corporation (the "Company") by West Coast Venture Capital, Inc on June 16, 2005 and May 26, 2005, respectively, (ii) a warrant by Carl Berg to purchase 600,000 shares of the Company's Common Stock on July 13, 2005, and (iii) 430 shares of the Company's C-2 Convertible Preferred Stock by Berg & Berg Enterprises, LLC on July 14, 2005. The principal executive offices of the Company are located at 650 Bridge Point Parkway, Suite 415, Austin, Texas 78730.

Item 2. (a)-(c) The names of the filing persons are Carl E. Berg, Berg & Berg Enterprises, LLC ("BBE"), and West Coast Venture Capital Inc. ("WCVC") who are filing as a group. The business address for Carl E. Berg, BBE, and WCVC is 10050 Bandley Drive, Cupertino, California 95014. Carl Berg is the managing member of BBE and the President of WCVC. Mr. Berg's principal occupation is Chairman of the Board of Directors and Chief Executive Officer of Mission West Properties, Inc., a REIT, whose address also is 10050 Bandley Drive, Cupertino, California 95014.

     All of the filing persons are affiliates. Mr. Berg controls BBE and WCVC. Each is the record owner of shares of Common Stock of the Company. They have previously filed Schedule 13G as part of a group including additional filing persons. As a result of BBE's acquisition of 9,457,159 shares of
     Common Stock from the Company on September 30, 2002, their aggregate beneficial ownership of Common Stock exceeded 20% and they filed an initial
     Schedule 13D. As a result of BBE's acquisition of 4,409,560 shares of Common Stock from the Company on November 27, 2002, they filed an Amendment No. 1 to Schedule 13D. As a result of BBE's acquisition of an additional 3,190,342 shares of Common Stock from the Company on February 5, 2003, they filed an Amendment No. 2 to Schedule 13D. As a result of BBE's acquisition of an additional 2,973,589 shares of Common Stock from the Company on March 31, 2003, they filed an Amendment No. 3 to Schedule 13D. As a result of BBE's acquisition of an additional 1,543,925 shares of Common Stock from the Company on September 30, 2003, they filed an Amendment No. 4 to
     Schedule 13D. As a result of Carl E. Berg, Trustee, Berg & Berg Enterprises 401K Plan FBO Carl E. Berg's acquisition of an additional 1,525,506 shares of Common Stock from the Company on December 22, 2003, they filed an Amendment No. 5 to Schedule 13D. As a result of WCVC's acquisition of 594,766 shares of Common Stock from the Company on March 5, 2004, they filed an Amendment No. 6 to Schedule 13D. As a result of WCVC's acquisition of 710,900 shares of Common Stock from the Company on April 19, 2004, they filed an Amendment No. 7 to Schedule 13D. As a result of WCVC's acquisition of 829,187 shares of Common Stock from the Company on May 24, 2004, they filed an Amendment No. 8 to Schedule 13D. As a result of WCVC's acquisition of 877,193 shares of Common Stock on June 28, 2004, they filed an Amendment No. 9 to Schedule 13D. As a result of WCVC's acquisition of 1,050,420 shares of Common Stock on September 1, 2004 and WCVC's acquisition of 728,332 shares of Common Stock on July 27, 2004, they filed an Amendment No. 10 to Schedule 13D. As a result of WCVC's acquisition of 623,052 shares of Common Stock on September 30, 2004, they filed an Amendment No. 11 to
     Schedule 13D. As a result of WCVC's acquisition of 981,033 shares of Common Stock on February 14, 2005 and WCVC's acquisition of 911,854 shares of Common Stock on November 3, 2004, they filed an Amendment No. 12 to
     Schedule 13D. As a result of WCVC's acquisition of 1,251,042 share of Common Stock on April 27, 2005 and WCVC's acquisition of 1,055,594 shares of Common Stock on March 15, 2005, they filed an Amendment No. 13 to
     Schedule 13D. As a result of the acquisition of (i) 329,380 and 645,577 shares of Common Stock, $0.001 par value per share, of the issuer Valence

     Technology, Inc., a Delaware corporation (the "Company") by West Coast Venture Capital, Inc on June 16, 2005 and May 26, 2005, respectively, (ii) a warrant by Carl Berg to purchase 600,000 shares of the Company's Common Stock on July 13, 2005, and (iii) 430 shares of the Company's C-2 Convertible Preferred Stock by Berg & Berg Enterprises, LLC on July 14,
     2005, they are filing this Amendment 14 to Schedule 13D. Based on information available to them, the filing persons believe there were 90,837,792 shares of Common Stock of the Company outstanding on February 14, 2005, which includes warrants and options exerciseable within 60 days of February 1, 2005.

     Neither Carl Berg nor BBE nor WCVC was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

     (f) Carl E. Berg is a citizen of the United States of America. BBE is organized under the laws of the state of California. WCVC is organized under the laws of the state of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

     WCVC funded its purchases of the Company's Common Stock on June 16, 2005 and May 26, 2005 with working capital. BBE funded its purchase of the Company's C-2 Convertible Preferred Stock with working capital. Carl Berg acquired a warrant to purchase 600,000 shares of the Company's Common Stock in exchange for guaranteeing a $20 million loan made to the Company by SFT I, Inc., an entity not affiliated with the filing persons.

Item 4. Purpose of Transaction.

     WCVC acquired 329,380 shares of Common Stock of the Company on June 16, 2005 and 645,577 shares of Common Stock of the Company on May 26, 2005 pursuant to the Company's exercise of its right to sell such shares to BBE or its affiliates for an aggregate purchase price of $1,000,000 and $2,000,000, respectively under the terms of an equity commitment between the Company and BBE dated June 9, 2003 filed with the Securities and Exchange Commission on Form 8-K on June 11, 2003. The purposes and certain consequences of the equity commitment and the sale of the shares of Common Stock to BBE or its affiliates by the Company are set forth in the Company's Proxy Statement filed with the Securities and Exchange Commission pursuant to Section 14(a) of the Securities Exchange Act of 1934 on July 29, 2002 and July 29, 2003.

     BBE acquired 430 shares of the Company's Series C-2 Convertible Preferred Stock from Riverview Group, LLC for $4,300,000 on July 14, 2005 pursuant to the terms of an assignment from the Company. The C-2 Preferred Stock is convertible into the Company's Common Stock at the lower of $4.00 per share or the closing price of the Common Stock on the conversion date. The Series C-2 Preferred Stock accrues dividends at the annual rate of 2%. Full details of the transaction and the rights and preferences of the Series C-2 Preferred Stock are set forth in the Company's 8-K and related exhibits and references filed by the Company on July 13, 2005 and are incorporated herein by reference.

     On July 13, 2005, Carl Berg acquired a warrant to purchase 600,000 shares of the Company's Common Stock in exchange for guaranteeing a $20 million loan made to the

     Company by SFT I, Inc. The warrant is exercisable immediately at $2.74 per share and expires on July 13, 2008. Full details of the transaction are incorporated herein by reference as set forth in the Company's 8-K and related exhibits and references filed by the Company on July 13, 2005.

     Mr. Berg is a director of the Company, and has served on the Company's board of directors since September 1991.

     BBE, WCVC, and the other filing persons may acquire additional shares of Common Stock of the Company. In addition, and subject to applicable legal requirements and the factors referred to below, any of the filing persons may purchase from time to time in the open market or in privately negotiated transactions additional shares of the Company's Common Stock. In determining whether to purchase additional shares of the Company's Common Stock, Mr. Berg intends to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's Common Stock, other opportunities available to any of the filing persons, developments with respect to their business, and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above, any of the filing persons may determine to dispose of all or a portion of its or his shares of the Company's Common Stock.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) Carl E. Berg is the beneficial owner of 38,106,021 shares of the Company's Common Stock, representing approximately 30.96% of the number of shares outstanding, including warrants and options exerciseable within 60 days of February 1, 2005. He possesses sole voting and dispositive power with respect to 2,888,248 of such shares, of which 318,742 constitute options to purchase shares of Common Stock that are exercisable within 60 days of February 1, 2005 and 600,000 constitute warrants to purchase shares of Common Stock at $2.74 per share expiring on July 13, 2008. The options were granted to Mr. Berg for service as a director of the Company. The warrants were granted in exchange for Mr. Berg guaranteeing a $20 million loan made to the Company by SFT I, Inc. In his capacity as managing member of BBE, Mr. Berg shares voting and dispositive power with respect to 24,595,890 shares of Common Stock. In his capacity as President of WCVC, Mr. Berg shares voting and dispositive power with respect to 10,621,883 shares of Common Stock.

     BBE is the record owner of 21,984,475 shares of Common Stock, 430 Shares of Series C-2 Convertible Preferred Stock (convertible into 1,075,000 shares of Common Stock), and warrants to purchase 1,536,415 shares of Common Stock. The number of shares of Common Stock issueable on conversion of the Series C-2 Preferred Stock will be determined by the lower of $4.00 per share or the share price of Common Stock on the conversion date which may increase BBE's beneficial ownership on conversion. BBE's total beneficial ownership is 24,595,890 shares of Common Stock, which represents approximately 25.79% of the number of shares outstanding. BBE shares voting and dispositive powers with respect to such shares with Mr. Berg, who is the managing member of BBE.

     WCVC is the record owner of 10,621,883 shares of Common Stock. WCVC's total beneficial ownership is 10,621,883 shares of Common Stock, which represents approximately 11.14% of the number of shares outstanding. WCVC shares voting and dispositive powers with respect to such shares with Mr. Berg, who is the President of WCVC.

     (c) On June 16, 2005, WCVC purchased 329,380 shares of Common Stock from the Company for $1,000,000 ($3.036 per share) when the Company exercised its right under the equity commitment. On May 26, 2005, WCVC purchased 645,577 shares of Common Stock of the Company for $2,000,000 ($3.098 per share) when the Company exercised its right under the equity commitment.

     On July 13, 2005, Carl Berg acquired a warrant to purchase 600,000 shares of the Company's Common Stock at $2.74 per share in exchange for Mr. Berg's guarantee of a $20 million loan made to the Company by SFT I, Inc.

     On July 14,  2005,  BBE  acquired  430 shares of the  Company's  Series C-2
     Convertible Preferred Stock from Riverview Group, LLC for $4,300,000 pursuant to the terms of an assignment from the Company. The C-2 Preferred Stock is convertible into the Company's Common Stock at the lower of $4.00 per share or the closing price of the Common Stock on the conversion date.

     (d) The 1981 Kara Ann Berg Trust, Clyde J. Berg, Trustee, has the right to receive dividends and sale proceeds with respect to 85% of the shares of Common Stock beneficially owned by BBE. Carl E. Berg has the right to receive dividends and sale proceeds with respect to 15% of the shares of Common Stock beneficially owned by BBE.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     BBE and WCVC are under the control of Carl E. Berg, and together, they are acting as a group. There is no contract at present among them or otherwise with any other person with respect to their acquisitions of the Company's Common Stock other than the equity commitment between the Company and BBE and a Registration Rights Agreement, dated as of February 13, 2001 between the Company and Clyde J. Berg, Trustee, the 1981 Kara Ann Berg Trust.

Item 7. Material to be Filed as Exhibits.

            Exhibit 1          Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 21, 2005

                                  /s/ Carl E. Berg
                                  ---------------------------------
                                  Carl E. Berg
                                  Signing as an individual, as manager of Berg & Berg Enterprises, LLC, and as President of West Coast Venture Capital, Inc.

                                  EXHIBIT INDEX

          Exhibit 1             Joint Filing Agreement

EXHIBIT 1

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, each of the parties hereto agrees that the statement on Schedule 13D (including all amendments thereto) with respect to the beneficial ownership of Common Stock of Valence Technology, Inc. to which this agreement is attached as an exhibit, is filed by and on behalf of each such person and that any amendments thereto will be filed on behalf of each such person.

July 21, 2005

                                  /s/ Carl E. Berg
                                  ---------------------------
                                  Carl E. Berg
                                  Signing as an individual, as manager of Berg & Berg Enterprises, LLC, and as President of West Coast Venture Capital, Inc.